SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

DIGIMARC CORPORATION

(Name of Subject Company)

DIGIMARC CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

253807101

(CUSIP Number of Class of Securities)

Bruce Davis
Chief Executive Officer and Chairman of the Board
Digimarc Corporation

9405 S.W. Gemini Drive

Beaverton, Oregon 97008

(503) 469-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Roy W. Tucker, Esq.
Perkins Coie LLP
1120 N.W. Couch Street, 10th Floor
Portland, Oregon 97209
(503) 727-2000

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2008 (as the same has been or may be amended or supplemented from time to time, the “Schedule 14D-9”) by Digimarc Corporation, a Delaware corporation (“Digimarc”).  The Schedule 14D-9 relates to the tender offer by Dolomite Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of L-1 Identity Solutions, Inc., a Delaware corporation (“L-1”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Digimarc, together with the associated preferred stock purchase rights of Digimarc (collectively, the “Shares”) at a purchase price of $12.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated July 17, 2008 (the “Amended and Restated Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (that, together with the Amended and Restated Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).  The Offer is being made in connection with an Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, as amended by Amendment No. 1, dated as of July 17, 2008, by and among L-1, Purchaser and Digimarc (as such may be amended or supplemented from time to time, the “Merger Agreement”).  The Offer is described in the Schedule TO, filed by L-1 and Purchaser with the SEC on July 3, 2008, as amended by Amendment No. 1, filed by L-1 and Purchaser with the SEC on July 17, 2008 (as such may be amended or supplemented from time to time, the “Schedule TO”).  Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

1.               Item 8 is hereby amended and supplemented by adding the following text:

“(g)	The Spin-Off

“Prior to the Expiration Date and as a condition to the completion of the Offer and L-1’s financing transactions relating to the Offer and the Merger, Digimarc will contribute all of the assets and liabilities related to its digital watermarking business, together with all of Digimarc’s cash, including cash received upon the exercise of stock options, to DMRC LLC.  As provided in the Amended and Restated Offer to Purchase, the interests of DMRC LLC would thereafter be (1) distributed to holders of Shares on the Spin-Off Record Date in a taxable spin-off transaction, or (2) pending effectiveness of the Registration Statement on Form 10 filed by DMRC Corporation in connection with the Spin-Off, transferred to a newly-created trust for the benefit of holders of Shares on the Spin-Off Record Date.  Digimarc and L-1 expect to consummate the Trust Transfer prior to the Expiration Date.

“In such case, immediately following the contribution and prior to the Expiration Date, the Trust Transfer will occur through the transfer of all of the limited liability company interests of DMRC LLC to a newly-created trust for the benefit of holders of Shares on the Spin-Off Record Date.  Following the Trust Transfer, the DMRC Merger will occur and each limited liability company interest of DMRC LLC will be converted into one share of common stock of DMRC Corporation.  Following the completion of the Offer, the trust will distribute the shares of DMRC Corporation common stock to holders of Shares as of the Spin-Off Record Date.  The distribution will be completed promptly following the effectiveness of the Registration Statement on Form 10, which DMRC Corporation filed with the SEC on June 23, 2008.

“(h)         Selected Historical Financial Information

“The following table sets forth selected financial information of Digimarc’s digital watermarking business as a stand-alone company as of and for each of the years in the five-year period ended December 31, 2007, and as of and for the three months ended March 31, 2007 and 2008, which has been derived from (a) audited financial statements as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007, and (b) unaudited financial information as of March 31, 2007 and 2008 and for the three months ended March 31, 2007 and 2008, which are included in the Registration Statement on Form 10, which DMRC Corporation filed with the SEC on June 23, 2008, as amended on July 22, 2008. In Digimarc’s opinion, the information derived from its unaudited financial statements is presented on a basis consistent with the information in its audited financial statements. The selected financial information presented may not reflect the results of operations or financial condition that would have resulted had Digimarc’s digital watermarking business been operating as an independent, publicly-traded company during the periods presented, and is not necessarily indicative of its future performance as an independent company.

“The selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the pro forma financial information and accompanying notes, and the historical financial statements and the accompanying notes included in the Registration Statement on Form 10, which DMRC Corporation filed with the SEC on June 23, 2008, as amended on July 22, 2008.

Statement of Operations Data(1)

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2005	2006	2007	2007	2008
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Operating revenues	$11,119	$11,071	$13,025	$3,485	$5,085
Gross profit percentage	69%	66%	69%	72%	73%
Operating income (loss)	$(5,770)	$(3,908)	$(1,310)	$(121)	$641

Balance Sheet Data(1)

	For the Years Ended December 31,			As of March 31,
	2005	2006	2007	2007	2008
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Cash, cash equivalents and short term investments	$31,982	$33,073	$32,713	$31,505	$37,435
Total assets	$36,896	$37,658	$38,451	$35,469	$42,499
Long-term obligations	$295	$294	$215	$240	$220

“(1) The Merger Agreement provides that all cash and cash equivalents, short term investments and restricted cash (aggregate cash) of Digimarc are treated as cash retained by DMRC Corporation, in its carved-out financial statements. As a result, the presentation of the financial statements and operating data of DMRC Corporation during the carve-out periods, reflect the cash flow of Digimarc, including its secure ID business, combined with DMRC Corporation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2008

DIGIMARC CORPORATION

	By:	/s/ BRUCE DAVIS
Bruce Davis
Chairman and Chief
Executive Officer